UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Exeter Resource Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

301835104

(CUSIP Number)

David S. Stone, Esq.

Neal, Gerber & Eisenberg LLP

2 North LaSalle Street, Suite 1700

Chicago, Illinois 60602

312-269-8411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 301835104	SCHEDULE 13D – AMENDMENT 1	Page 2 of 4

1.	Name of reporting persons Goldcorp Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power – 77,428,836 (1)
	8.	Shared voting power – 0
	9.	Sole dispositive power – 77,428,836 (1)
	10.	Shared dispositive power – 0
11.	Aggregate amount beneficially owned by each reporting person 77,428,836 (1)
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 82.51% (2)
14.	Type of reporting person (see instructions) CO

(1)	Goldcorp may also acquire up to an additional 645,448 Common Shares deposited on June 20, 2017, under the procedures for notices of guaranteed delivery in respect of the Offer upon confirmation of delivery requirements.
(2)	Based on 93,844,787 Common Shares outstanding as of June 20, 2017, as informed to the Reporting Person by the Issuer.

CUSIP No. 301835104	SCHEDULE 13D – AMENDMENT 1	Page 3 of 4

EXPLANATORY NOTE: This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the common shares, no par value (the “Common Shares”), of Exeter Resource Corporation, a company organized under the laws of the Province of British Columbia, Canada (“Exeter” or the “Issuer”), which has its principal executive office located at Suite 1690 – 999, West Hastings Street, Vancouver, British Columbia V6C 2W2 Canada. This Amendment No. 1 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Person with respect to the Issuer on June 19, 2017 (the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

On April 20, 2017 the Reporting Person made an offer (the “Offer”) to purchase, on and subject to the terms and conditions of the Offer, all of the outstanding Common Shares of the Issuer pursuant to an exchange offer. Under the Offer, each holder of a Common Share is entitled to receive 0.12 of a common share, without par value, in the capital of the Reporting Person in respect of each Common Share tendered in the Offer (the “Offer Consideration”). On June 7, 2017, the Reporting Person (i) confirmed that all of the conditions described in the Offer documents had been satisfied or waived; (ii) directed CST Trust Company (the “Depositary”) to take up the 74,992,886 Common Shares deposited at that time; and (iii) advised the Depositary that a subsequent offering period is being provided under U.S. securities laws and the Offer has been extended in accordance with the mandatory extension period requirements of Canadian securities laws (and the U.S. securities laws applicable to a subsequent offering period) until 5:00 p.m. (Toronto time) on June 20, 2017.

From June 7, 2017 through June 19, 2017, Goldcorp took up and paid the Offer Consideration for an additional 881,151 Common Shares deposited pursuant to the Offer.

From June 20, 2017 through June 22, 2017, Goldcorp took up and paid the Offer Consideration for an additional 1,554,799 Common Shares deposited pursuant to the Offer. Goldcorp may also acquire up to an additional 645,448 Exeter Shares deposited on June 20, 2017, under the procedures for notices of guaranteed delivery in respect of the Offer upon confirmation of delivery requirements.

The Offer has now expired in accordance with its terms.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) To the best knowledge of the Reporting Person, there were 93,844,787 Common Shares outstanding as of June 20, 2017, as informed to the Reporting Person by the Issuer. The Reporting Person beneficially owns in the aggregate 77,428,836 Common Shares, or 82.51% of the issued and outstanding Common Shares. If all 645,448 shares deposited under the procedures for notice of guaranteed delivery are taken up and paid for, the Reporting Person will beneficially own in the aggregate 78,074,284 Common Shares, or 83.20% of the issued and outstanding Common Shares. The Reporting Person has sole voting and dispositive power over all of such Common Shares. To the knowledge of the Reporting Person, none of the persons named in Annex A beneficially own or are deemed to beneficially own any Common Shares.

(c) Except for the Common Shares purchased pursuant to the Offer as set forth in Item 3 above, during the last 60 days, no transactions in the Common Shares were completed by the Reporting Person.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Shares owned by the Reporting Persons.

(e)	Inapplicable

CUSIP No. 301835104	SCHEDULE 13D – AMENDMENT 1	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: June 22, 2017

Goldcorp Inc.

By:	/s/ Anna Tudela
Name:	Anna Tudela
Title:	VP, Regulatory Affairs and Corporate Secretary

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (see 18 u.s.c. 1001)